Exhibit 99.4
A limited company with a registered capital of 76,500,000 US dollars
Head office in Port-Gentil (The Republic of Gabon)
RCCM Port-Gentil 2000 B 00011
PRESS RELEASE
Total Gabon: Financial Results for Fiscal Year 2006
Libreville — March 20, 2007 – The Board of Directors of Total Gabon, chaired by Jean Privey, met on March 20, 2007 and approved the final accounts for the year ended December 31, 2006.
Net income in 2006 was $326.4 million, compared to $316.8 million in 2005.
The oil production of the fields operated by Total Gabon amounted to 30.9 million barrels in 2006, compared to 35.7 million the previous year. Total Gabon’s share of the operated and non-operated oil produced (including the tax oil reverting to the Republic as per the profit sharing contracts) amounted to 24.4 million barrels in 2006, compared to 28.1 million barrels for fiscal year 2005, representing roughly 28% of the country’s total crude oil production.
Revenues amounted to $1,279.3 million, representing an increase of 12.1%, or $138.4 million, compared to fiscal year 2005. The decline in the volumes sold was more than offset by higher prices for the crude oil marketed by Total Gabon, which averaged $59.08 per barrel in 2006 compared to $48.04 per barrel in 2005. Operational costs increased 15.9% to $977.6 million in 2006 due to the continuation of significant drilling and development activities, the ongoing program of large maintenance projects and higher oil service costs across the industry.
The capital expenditure related to oil operations in 2006 was $130 million, compared to $139.4 million in 2005. It originated mainly from:

■	In the operated Mandji activity: reservoir and development studies on a number of fields, notably the finalization of a dynamic model of the Anguille field that confirmed the additional reserves potential, offshore drilling of new wells on Baudroie (BDNM 13 and BDNM 14) and Mérou Sardine (MSSM 2), ongoing development of Gonelle with the drilling of a new well (GNM 19), the GNM 6 workover and subsequent capacity expansion of the shipping pumps, and the drilling of a dry exploration well on Mandji Island (MDJ 1).

■	In the operated Rabi activity: on Atora, the continuation of the additional development project with the drilling of the ATO 9 well, work to increase waterflood capacity on Coucal with a workover on the DICO 2 well and the upgrading of the production water treatment chain, as well as drilling of the DICO 8 appraisal well, which came up dry.

■	In the non-operated activity: continuation of the Rabi Kounga field work program (Phase III) featuring a new drilling program comprising seven new wells and workovers on four existing wells and completion of the building and fine-tuning of a new field reservoir simulation model.
Main Financial Indicators

(in $ million)	2006	2005	2004
Sales	1 279.3	1 140.9	879.7
Funds generated from operations	463.4	425.8	340.9
Capital expenditure	130	139.4	157.8

Net income	326.4	316.8	241.5
To limit the natural decline in production, Total Gabon examined and is implementing a substantial capital expenditure program designed to maintain the integrity of production facilities and enhance the recovery rate from older fields, in particular Anguille. Under the multi-year program, capital expenditure is expected to double in 2007 and will be sustained in subsequent years. Taking into account this additional capital expenditure and Total Gabon’s cash flow, the Board has decided to recommend the distribution of a net dividend of $45 per share, or a total amount of $202.5 million to all shareholders, at the Annual Shareholders’ Meeting, scheduled on June 13, 2007.
The dividend is payable in euros (or the equivalent in CFA francs) based on the exchange rate for the U.S. dollar on the date of the Annual Shareholders’ Meeting, and will qualify in France for a tax credit of $0.17 per share, corresponding to the Gabonese withholding tax.
www.total-gabon.com

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